EXHIBIT 99.5

CONSENT

PriMetrica, Inc. hereby consents to the use by Digital Realty Trust, Inc. in its Registration Statement on Form S-11, of the statements related to PriMetrica, Inc. set forth on the attached Exhibit A.

PRIMETRICA, INC.

/s/ JASON KOWAL
Name:	Jason Kowal
Title:	Executive Vice President

January 13, 2005

EXHIBIT A

Based on data from PriMetrica, Inc., we believe that the Dallas central business district, where this property is located, contains one of the largest aggregations of telecommunications carriers in the Southwest.

Based on data from PriMetrica, Inc., we believe that the central business district of Los Angeles, where the Carrier Center building is located, contains one of the largest aggregations of telecommunications carriers on the West Coast.

According to PriMetrica, an independent research firm which tracks internet service providers and facilities, there are 340 internet gateway and collocation facilities comprising 38 million square feet located in ten major US cities.